NEWS RELEASE
Kelso Technologies Inc.

(The “Company” or “Kelso”)	July 29, 2014
Canada: TSX: KLS
Unites States: OTCQX: KEOSF

PHMSA/AAR/FRA – NEW REQUIREMENTS FOR RAIL TANK CARS

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that the Association of American Railroads (AAR); U.S. Pipeline and Hazardous Material Safety Administration (PHMSA); and the U.S. Federal Railroad Administration (FRA) has put forth new requirements recommended for rail tank cars used in the transport of dangerous goods.  These requirements establish a minimum threshold for rail cars transporting dangerous goods, including petroleum crude oil and ethanol.  It covers High Flammable Trains defined as trains with more than 20 tank cars carrying Packing Group I or II commodities.

This regulatory proposal (HM251) presents the proposed engineering requirements and deadlines for a new class of tank cars that would be used for the transport of flammable liquids including petroleum crude oil and ethanol by rail.  There are three tank car construction options under final consideration:

1.
PHMSA/FRA Tank Car (DOT117) to include full head shields, TIH top fittings protection, 9/16” shell, thermal protection, 11-gauge jacket, reclosing pressure relief valve, bottom outlet valve handle removed and ECP brakes.

2.
AAR 2014 Tank Car to include full head shields, standard top fittings protection, 9/16” shell, thermal protection, 11-gauge jacket, reclosing pressure relief valve and bottom outlet valve handle removed.

3.
CPC1232 Tank Car to include full head shields, TIH top fittings protection, 7/16” (jacketed car) or ½” shell, thermal protection, 11-gauge jacket, high-flow reclosing pressure relief valve and bottom outlet valve handle removed.

New tank cars built after October 1, 2015 will have to be built to the new final standard.

Existing tank cars will have to be retrofitted to meet the new standard (except for the top fittings protection) under the following time guidelines:

1.	Legacy DOT 111 tank cars are not authorized for Packing Group I after October 1, 2017.

2.	Legacy DOT 111 tank cars are not authorized for Packing Group II after October 1, 2018.

3.	Legacy DOT 111 tank cars are not authorized for Packing Group III after October 1, 2020.

Relevant to Kelso in these proposals is that the tank car must be equipped with one or more reclosing pressure relief valves with a start-to-discharge pressure of equal to or greater than 517 kPa (75 psi). The total relieving capacity and start-to-discharge pressure must be optimized to insure the structural integrity of the tank in a 100 minutes pool fire and 30 minutes jet fire while minimizing the amount of dangerous good that is released by the pressure relief device and if the tank car is equipped with a bottom outlet valve, the valve must be of a type and be arranged in such a way that the valve remains closed during railway incidents, including derailments.

As previously announced Kelso has filed a patent application for a new externally mounted dual-rated high-flow pressure relief valve (“DR5010”) design for use on new rail tank cars and retrofits of existing rail tank cars as proposed by Transport Canada.

Kelso initiated its DR5010 design strategy based on regulatory concerns and as a result we have created a new DR5010 that based on mechanical engineering innovations that provide safety benefits in both accident and non-accident environments.  In general terms in an accident involving fire the DR5010 will significantly lower its operating pressure rating to a level that will keep the valve open in order to evacuate the tank car in less than 100 minutes as required by the Transport Canada recommendations.  This is a dramatic change to current technology capability.  The DR5010 will enter the AAR approval process shortly after the prototypes complete testing.  The Company will announce AAR approvals by press release when they are received.

In addition Kelso has a patent application pending for a new bottom outlet valve (BOV) design for use on new rail tank cars and retrofits of existing rail tank cars.  The new BOV involves detailed proprietary and engineering knowledge based on specific customer specifications and adoption criteria.  Our new BOV design features several materials and mechanical engineering innovations that are intended to meet all new regulations being proposed by regulators in both Canada and the United States.

Kelso calculates that there is potential demand for approximately 50,000 pressure relief valves per year through October 1, 2017 and another 20,000 pressure relief valves per year from October 1, 2017 through October 1, 2020.  Based on our knowledge of the market and expertise Kelso is setting its annual production rates to meet the expected annual market volume to handle the demands of the retrofit requirements and new tank car builds.  Production rates can be increased if market share is greater than expected.  This is a very large revenue opportunity for Kelso to capitalize on over the next six years.

About Kelso Technologies

Kelso is a railroad equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the new proposed AAR/PHMSA/FRA regulations are advantageous to the future business of Kelso, including without limitation that they represent a very large revenue opportunity for Kelso to capitalize on over the next six years; potential demand for relief valves and bottom outlet valves will be as stated in this news release; Kelso will be able to increase its production rates to meet market demand; our new DR5010 and BOV will meet new regulations and are a dramatic change to current technology capability; our new DR5010 will provide the intended safety benefits as stated in this news release; timing for entry of the DR5010 in the AAR approval process; we will receive patents for our patent applications; tank car orders in coming quarters could remain very strong as the initial drafts of regulatory changes are incorporated into regulations later this year; the particulars of the new regulatory requirements and related timing guidelines will be as stated in this news release; and the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the new regulatory requirements may not result in a large revenue opportunity for Kelso over the next six years or that Kelso may not be able to capitalize on such opportunity if presented; the projected demand for relief valves and bottom outlet valves may be lower than expected; the Company’s products may not provide the intended economic, safety or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; and such other risks and uncertainties beyond the control of the Company. We may not be granted patents for our products and we may be unable to protect our intellectual property; in addition, we may infringe on the intellectual property of other parties. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com